Anebulo Pharmaceuticals, Inc.

1415 Ranch Road 620 South, Suite 201

Lakeway, Texas 78734

(512) 598-0931

November 8, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama

Re: Anebulo Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-268113

Acceleration Request

Requested Date: Thursday, November 10, 2022

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Thursday, November 10, 2022, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Ken Rollins of Cooley LLP at (858) 550-6136 or Asa Henin of Cooley LLP at (858) 550-6104.

Sincerely,

Anebulo Pharmaceuticals, Inc.

By:	/s/ Simon Allen
Simon Allen
Chief Executive Officer